Protea Biosciences Group, Inc. 955 Hartman Run Road Morgantown, WV 26507 P: 304.292.2226 F: 304.292.7101 www.proteabio.com

January 29, 2014

VIA EDGAR

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Protea Biosciences Group, Inc.

Registration Statement on Form S-1

Filed January 13, 2014

File No. 333-193331

Dear Mr. Riedler:

This letter is in response to the comments contained in the Staff’s letter to the Company, dated January 24, 2014 (the “Comment Letter”), concerning the Registration Statement on Form S-1 (File No. 333-193331), including all amendments thereto (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2014. We have filed an amendment to the Registration Statement (the “Amendment”) concurrently with this letter incorporating and/or responding to the requested changes.

Executive Compensation

1. Please update your registration statement to provide 2013 executive compensation information.

We have revised the Registration Statement to provide the Company’s executive compensation for the year ended December 31, 2013. Please see page 54-55 of the Amendment.

2. Please amend your signature page to include the signature of your Principal Accounting Officer.

We have revised the signature page of the Registration Statement to include the signature of the Company’s Principal Accounting Officer.

In addition, the Company has amended the Selling Security Holder Table in the Amendment to provide for the issuance of the Winter 2013 Placement Agent Warrants as designated by the Winter 2013 Placement Agent.

In filing the Amendment the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments in this letter. If you have additional comments, we ask that you address them to David Feldman, Esq. His direct telephone number is (212) 931-8700 and his e-mail address is dfeldman@richardsonpatel.com.

Thank you.

Very truly yours,

PROTEA BIOSCIENCES GROUP, INC.

By:	/s/ Stephen Turner
Stephen Turner
President